June 24, 2008	Direct Phone Number: (212) 659-4986
Direct Fax Number: (212) 884-9540
david.zlotchew@haynesboone.com
Via Edgar and Federal Express
Ms. Pamela A. Long
Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Clear Skies Solar, Inc.
Pre-effective Amendment 1 to Registration Statement on Form S-1
Filed May 23, 2008
(File No. 333-149931)
Amendment 1 to Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007
(File No. 0-53105)
Dear Ms. Long:
We are counsel to Clear Skies Solar, Inc. (the “Company”). We hereby submit on behalf of the Company a response to the letter of comment, dated June 16, 2008 (“Comment Letter”), from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) to the Company’s Pre-effective Amendment No. 1 to Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on May 23, 2008 (“Form S-1”) and Amendment No. 1 to the Company’s Annual Report on Form 10-KSB filed with the Commission on May 23, 2008.
The Company’s responses are numbered to correspond to the Commission’s comments and are filed in conjunction with Amendment No. 2 to the Form S-1. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately under such comment. We are also sending courtesy copies of this letter to you by Federal Express, together with a redline of Amendment No. 2 to the Form S-1 marked to show changes from Amendment No. 1 to the Form S-1 as filed.

June 24, 2008

S-1/A1
Offers or availability for sale of a substantial number of shares of our common stock may cause the price of our common stock to decline, page 15
Comment No. 1:
We are unable to locate the response to prior comment 6. Thus, we reissue the comment in its entirety to quantify the total number of outstanding shares of common stock that stockholders could sell in the public market.
Response:
The Company has revised the disclosure in the first risk factor on page 15 to quantify the number of outstanding shares of common stock that stockholders could sell in the public market.
Customers, page 27
Comment No. 2
Refer to prior comment 17. Expand the disclosure to indicate that one customer accounted for 75% of revenues recognized during 2007 and two customers accounted for 49% of revenues billed during 2006.
Response:
The Company has expanded the disclosure on page 27 to state that one of its customers accounted for 75%, and two of its customers accounted for 49%, of its recognized revenues during 2007 and 2006, respectively.
Suppliers, page 27
Comment No. 3:
Expand the disclosure to indicate that Clear Skies has no supply agreements with these or other suppliers except for purchase orders on a case by case basis. We note the response to prior comment 6.
Response:
The disclosure on page 27 has been expanded to state that the Company does not have supply agreements.

June 24, 2008

Government Subsidies and Incentive, page 32
Comment No. 4:
Please clarify the subsidies and incentives that exist for your commercial customers if they are different from those that exist for your residential customers. We note your disclosure on page 28 that you are discontinuing your pursuit of the residential market.
Response:
The Company has expanded the disclosure on page 32 to describe the subsidies and incentives that exist for commercial customers that are different from those that exist for its residential customers.
Selling Stockholders, page 46
Comment No. 5:
Refer to prior comment 30. Expand the disclosure in footnote (6) to state the warrants’ term or expiration date.
Response:
Footnote 6 to the Selling Stockholder table has been expanded to include the warrants’ expiration date on page 48.
Comment No. 6:
Since disclosure indicates that Crypto Corp. beneficially owned 227,158 shares of common stock before the offering and is offering 127,518 shares, it is unclear why the number of shares of common stock beneficially owned following the offering column was revised to replace 100,000 shares with “0” shares. Please revise.
Response:
The disclosure in the Selling Stockholder table on page 46 has been revised to state that Crypto Corp. beneficially owns 127,518 shares of the Company’s common stock before the offering.
Comment No. 7:
It is unclear how footnote (9) in two of the columns next to the name of Kinloch Rice Field, LLC in the table relates to that selling stockholder. We note that footnote (9) appears also next to the name of FT Climate Change in the table. Please revise.

June 24, 2008

Response:
Footnote 9 has been deleted from the two referenced columns as such footnote does not relate to Kinloch Rice Field, LLC.
Note 10. Stock Options and Warrants, page F-14
Comment No. 8:
We read your response to prior comment 40. You have told us that you have not included any mutually unexecuted contracts in your financia1 statements. However, it appears that the obligation recorded to issue stock and options in the separate amounts of $13,500, $300,000, and $27,650 would not be appropriate at December 31, 2007 if the related services had not been rendered as of that date. Please clarify. We note the obligation may exist contractually; however, there is no impact from a GAAP perspective. If the related services had not been provided as of December 31, 2007 or March 31, 2008, please revise your document to clearly demonstrate compliance with the applicable accounting literature. Please also clarify how much of each of the three amounts has been included in prepaid assets at December 31, 2007, tell us when these payments were made, and in what form, that is, cash and/or stock.
Response:
With respect to the $13,500, an agreement with Avalanche Strategic Communications (“ASC”) was mutually executed and dated October 3, 2007 and provides for the payments by the Company to ASC of $15,000 per month in cash and $4,500 per month in the Company’s restricted common stock. The agreement requires ASC to implement a public relations program from October 1, 2007 through September 30, 2008, and ASC commenced its work shortly after signing the agreement. Since services were rendered in the fourth quarter of 2007, the $13,500 worth of Company common stock which was required to be paid for that period was charged to expense. However, the shares of common stock were not physically issued until after December 31, 2007. Accordingly, the Company believes it proper and required under GAAP to record the obligation to issue such common stock as of December 31, 2007.
With respect to the $300,000, an agreement with PR Financial Marketing (“PR”) was mutually executed and dated November 28, 2007 on which date the Company engaged PR to provide public relations services. The agreement requires the Company to issue 200,000 shares of its restricted common stock to PR upon the completion of the Company’s reverse merger. As the reverse merger transaction was completed in December 2007, the Company believes it is proper and required under GAAP to record the obligation to issue such shares as of December 31, 2007. Of the $300,000, $8,333 (representing the provision of services for one month of the 36-month agreement) was charged to earnings in 2007, with the balance shown as a prepaid expense to be amortized over the period when services are rendered.
With respect to the $27,650, an agreement with Econ Corporate Services, d/b/a Investorideas.com (“Econ”) was mutually executed and dated December 12, 2007 and Econ commenced its work immediately thereafter. The agreement required the Company to issue to Econ an option to purchase 100,000 shares of its common stock. The value of the option was determined using the Black-Scholes model which, as required by GAAP, was reflected as an obligation as of December 31, 2007. No part of this amount was charged to earnings in 2007.

June 24, 2008

In all three instances described above, the related services had been provided to the Company as of December 31, 2007 that entitled the service provider to receive the above mentioned equity awards, and based upon the disclosure as of December 31, 2007 in footnote 6 and as of March 31, 2008 in note 5 on page F-24 (subject to the correction noted in the Company’s response to Comment No. 9 below), the Company does not believe that any further changes are required in note 10 on page F-14.
Note 5. Prepaid expenses and investor relations fees, page F-25
Comment No. 9
You disclose that the payment of $394,790 to the European firm was originally under a six month agreement and represented an advance payment of anticipated out of pocket expenses of the consultant in 2008. You also state that the agreement was subsequently terminated and the European firm returned $167,988, the balance of uncommitted funds, on April 24, 2008; the remaining expenses are being amortized over the applicable periods in 2008; and in the first three months of 2008, $226,737 was charged to earnings. Please address these issues:
•	Tell us whether any out of pocket expenses were incurred by the consultant during the first quarter of fiscal 2008, and, if so, the aggregate amount of such expenses. We note that none of the funds had been expended as of December 31, 2007.

•	Tell us and revise your disclosure to state where you have recorded the $226,737 charge to earnings on the statement of operations on page F-19.

•	Tell us your basis in GAAP for recording a charge to earnings as a result of the termination of the agreement.

•	Tell us why there are remaining expenses, what those applicable periods in 2008 would be over which you would amortize such remaining expenses, and your basis in GAAP for such amortization.
Response:
A six-month agreement with Lux Digital Pictures GmbH (“Lux”) for the provision of consulting services by Lux, was entered into as of December 12, 2007 and $396,457 was paid to Lux prior to the end of 2007. Lux expended no funds in 2007 under this agreement but promptly commenced planning for 2008. Of the $396,457 paid, $20,000 represented a non-refundable fee to Lux and the remainder represented a reimbursement for expenses incurred by Lux in the performance of services for the Company. As of the end of 2007, $376,457 was reflected in prepaid expenses for the amounts transferred for reimbursement and $1,667 (for one-half month’s services) of the non-refundable fee was charged to earnings in 2007 with the remaining $18,333 also reflected in prepaid expenses. This resulted in a total of $394,790 being reflected as a prepaid expense at the end of 2007 under the agreement.

June 24, 2008

As of March 31, 2008 the refund from Lux of $167,988 (which was received on April 24, 2008) was reclassified as an “other receivable.” The $226,802 that was expensed during the three-month period represents amounts that were expended by Lux during the quarter for the benefit of the Company under the agreement and were included in general and administrative services on the Unaudited Condensed Consolidated Statements of Operations. No amount was recorded as an expense due solely to the termination of the contract.
The $168,053 that appears in note 5 on page F-24 in the row titled “Payment to a European investor relations firm” was included there erroneously and should have been included in the next row titled “Prepayment of compensation to be amortized over the period in which services will be rendered.” This amount will be amortized during 2008 and the correction will be made both in note 5 on the S-1 and on future filings. The sentence that reads “The remaining expenses are being amortized over the applicable periods” is a general statement referring to all prepayments and will be moved to the general area of the narrative of the footnote on future filings.
Sales by Clear Skies Solar, Inc., page II-3
Comment No. 10:
For the shares issued on March 24, 2008, April 3, 2008, April 11, 2008, and May 2, 2008, disclose the value of the shares issued for the services provided. See Item 701(c) of Regulation S-K. Additionally, for each of the issuances, indicate the Securities Act’s section or the Commission’s rule under which exemption from registration was claimed, and state briefly the facts relied upon to make the exemption available. See Item 701(d) of Regulation S-K.
Response:
The Company has expanded the disclosure on page II-3 to include the fair market value of the shares at the time of each issuance and to disclose the claimed exemption from registration and the facts relied upon.
Other
Comment No. 11:
We note Clear Skies’ revised address on the registration statement’s facing page and in the registration statement. Revise also the address on pages 2 and 44 to conform to that shown on the registration statement’s facing page and elsewhere in the registration statement.
Response:
The Company has revised its address on pages 2 and 44 to conform to the previous address revisions.

June 24, 2008

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (212) 659-4986.
Very truly yours,
/s/ David M. Zlotchew

David M. Zlotchew